Mail Stop 3561

      April 14, 2006

Via U.S. Mail

Mr. Timothy O`Connor, Esq.
General Counsel
Triad Financial Corporation
7711 Center Avenue, Suite 100
Huntington Beach, CA  92647

Re:	Triad Financial Special Purpose LLC
	Amendment No. 1 to Registration Statement on Form S-3
	Filed April 10, 2006
      File No. 333-132215

Dear Mr. O`Connor,

      We have reviewed your responses to the comments in our letter dated March 30, 2006 and have the following additional comments.
Please note that all page references below correspond to the marked version of your filing provided by counsel.

Base Prospectus

Credit and Cash Flow Enhancements, page 32
1. While we note the revisions you have made in response to comment 15 of our letter dated March 30, 2006, this section continues to reference "third party payments" generally, despite the identification of specific types of third party payments, such as letters of credit and surety bonds. Either revise to specifically identify the other types of third party payments to which you refer or remove this reference.
2. As a follow-up to comment 16 of our letter dated March 30, 2006, please remove the language in the first and second paragraphs of this section indicating that one form of credit enhancement may cover more than one series of securities.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3454.


								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (312) 660-0310
	Kenneth P. Morrison
	Janette A. McMahan
	Kirkland & Ellis, LLP

Mr. Timothy O'Connor, Esq.
Triad Financial Corporation
April 14, 2006
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